Exhibit 1

FOR IMMEDIATE RELEASE

May 18, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of a Personnel Decision with Respect to a Director

     We hereby inform you that the Board of Directors of Nissin Co., Ltd, at its meeting on May 18, 2004, made an informal personnel decision with respect to a director as described below:

     Newly-appointed Director:

New Position:
Director & General Manager	Yoshihiko Maki
Real Estate Financial Dept.
Advice to Sales & Marketing Control Div.

     The above director shall be officially selected by the Board of Directors after his appointment at the 45th Ordinary General Meeting of Shareholders to be held on June 22, 2004.